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                            May 7, 2024

       Ana Maria Mendez
       President
       Kinetic Group Inc.
       2801 NW 74TH Avenue
       Miami FL 33122

                                                        Re: Kinetic Group Inc.
                                                            Form 8-K filed May
3, 2024
                                                            File No. 333-216047

       Dear Ana Maria Mendez:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed May 3, 2024

       Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 3

   1.                                                   Please amend your
report to include the date of the Company's non-reliance
                                                        determination, and a
brief description of the facts underlying your conclusion
                                                        regarding non-reliance
in accordance with Item 4.02 of Form 8-K. Your revised disclosure should describe the
accounting error(s) identified and to the extent known its effects on your financial
statements.
 Ana Maria Mendez
FirstName  LastNameAna  Maria Mendez
Kinetic Group Inc.
Comapany
May  7, 2024NameKinetic Group Inc.
May 7,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services